UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 2)

                        The Titan Corporation
                           (Name of Issuer)

                             Common Stock
                   (Title of Class of Securities)

                              888266103
                           (CUSIP Number)

                       Mr. Jack D. Witt
                       4360 Juniper Trail
                       Reno, NV 89509
                      (702) 746-4717

           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                      December 8, 1997

      (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D
CUSIP No.  888266103                             Page 2 of 4 Pages

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1        Mr. Jack D. Witt      Social Security Number:  ###-##-####

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                           (a) [_]
                            (b) [_]

SEC USE ONLY
3

SOURCE OF FUNDS*
4                                OO

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
5                               [_]

CITIZENSHIP OR PLACE OF ORGANIZATION
6                              United States

NUMBER OF               SOLE VOTING POWER
7          664,296
SHARES
SHARED VOTING POWER
BENEFICIALLY          8          0

OWNED BY                    SOLE DISPOSITIVE POWER
9          664,296
EACH
SHARED DISPOSITIVE POWER
PERSON               10          0

WITH
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                              664,296

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
12                              [_]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                              3.97%

TYPE OF REPORTING PERSON*
14                               IN


Amendment No. 2 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of The Titan Corporation (the "Company"). Items 2 and 5 of this statement, previously filed by Mr. Jack D. Witt (the "Reporting Person"), are hereby amended as set forth below.

Item 2.     Identity and Background.

Name:               Jack D. Witt
Address:            4360 Juniper Trail
Reno, NV 89509

Principal Occupation:     Consultant

Citizenship:               U.S.

Mr. Witt has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Nor has Mr. Witt, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer.

Mr. Witt is the sole beneficial owner of 664,296 shares of Titan Common Stock. Mr. Witt has sole voting and investment power with respect to all such shares; provided, however, that pursuant to a Stockholder's Agreement entered into between Witt and Titan in connection with the Acquisition, Witt has agreed for a period of two years to vote all shares of Titan Common Stock and Series B Preferred Stock in proportion to the vote of the other outstanding voting securities of Titan in respect of each proposal submitted for a stockholder vote.

During the last 60 days Mr. Witt has disposed of 197,788 shares of Titan Common Stock through open market transactions on the New York Stock Exchange. In addition, Mr. Witt's right to convert 500,000 shares of Series B Preferred Stock into 333,333 shares of Common stock has expired. The following table sets forth all transactions Mr. Witt has conducted during the last 60 days.

Date               Activity          Quantity

11/24/97           Expiration of      333,333
                   Conversion Right

12/2/97            Sale               25,000
12/3/97            Sale               72,788
12/8/97            Sale               100,000

Total                                 531,121


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998


By:
Jack D. Witt



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